# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arogo Capital Acquisition Corp., CIK 0001881741
CUSIP: 042644104
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 848 Brickell Avenue, Penthouse 5, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-000685
Filed by CIK 0000048966

## Reporting persons
- COWEN AND COMPANY, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Arogo Capital Acquisition Corp.
Address of issuer's principal executive offices:
848 Brickell Avenue
Penthouse 5
Miami, FLORIDA
33131

## Item 2. Person Filing
Name of person filing: COWEN AND COMPANY, LLC
Address of principal business office or, if none, residence:
599 LEXINGTON AVENUE
20TH FLOOR
NEW YORK, New York
10022
Citizenship: COWEN AND COMPANY, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: COWEN AND COMPANY, LLC - 0
Shared power to vote or to direct the vote: COWEN AND COMPANY, LLC - 0
Sole power to dispose or to direct the disposition: COWEN AND COMPANY, LLC - 0
Shared power to dispose or to direct the disposition: COWEN AND COMPANY, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- COWEN AND COMPANY, LLC: /s/ John Holmes, Vice President and Managing Director (02/11/2025)
Comment: By TD Securities (USA) LLC, as successor in interest